

Mail Stop 3233

June 20, 2016

Via e-mail
Mr. Mark E. Yale
Executive Vice President and Chief Financial Officer
WP Glimcher Inc.
180 East Broad Street
Columbus, Ohio 43215

Re: WP Glimcher Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36252

Dear Mr. Yale:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 6. Indebtedness

Covenants, page F-36

1. We note that mortgage loans secured by River Valley Mall and Merritt Square Mall are in default and that you are in discussions with the special servicer(s) and that one possible outcome is the transitioning of the properties to the lender(s). However, these properties are not discussed in Note 4 under the subheading "Impairment". Please tell us whether you consider the defaults to be triggering events and how you have assessed these properties for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities